UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
 _____________

AMENDMENT NO. 1 TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DYNEX CAPITAL, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	52-1549373 (I.R.S. Employer Identification No.)
4991 Lake Brook Drive, Suite 100 Glen Allen, Virginia (Address of principal executive offices)	23060-9245 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Trading Symbol	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	DX	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE
In connection with the registration of its common stock, $0.01 par value per share (the “Common Stock”), Dynex Capital, Inc., a Virginia corporation (the “Company”), filed a registration statement on Form 8-A, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on January 17, 1989 (the “Original Form 8-A”). This amendment to the Company’s Original Form 8-A (the “Amendment”) amends and restates the information set forth in the Original Form 8-A regarding the description of the Common Stock and reflects the reverse stock split (the “Reverse Stock Split”) of the Company’s Common Stock as approved by the Company’s shareholders on May 14, 2019 and effective on June 20, 2019.
No new securities are being registered pursuant to this Amendment, which is being filed solely to update the description of the Common Stock to reflect the Reverse Stock Split.
Item 1. Description of Registrant’s Securities to be Registered.
Description of the Common Stock
The Company’s restated articles of incorporation, as amended (the “articles of incorporation”), provide the Company the authority to issue 90,000,000 shares of Common Stock, par value of $0.01 per share.
Subject to the preferential rights of any other class or series of stock and to the provisions of the articles of incorporation regarding the restrictions on the ownership and transfer of stock, holders of shares of the Company’s Common Stock are entitled to receive dividends on such stock when, as and if authorized by the Company’s board of directors out of funds legally available therefor and declared by the Company and to share ratably in the assets of the Company legally available for distribution to the Company’s shareholders in the event of the Company’s liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company, including the preferential rights on dissolution of any class or classes of preferred stock.
Subject to the provisions of the articles of incorporation regarding the restrictions on the ownership and transfer of stock, each outstanding share of the Company’s Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of the Company’s board of directors.
Holders of shares of the Company’s Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the articles of incorporation regarding the restrictions on ownership and transfer of stock, shares of the Company’s Common Stock will have equal dividend, liquidation and other rights.
Under the Virginia Stock Corporation Act, a Virginia corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of more than two-thirds of all votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes cast) is specified in the articles of incorporation. The Company’s articles of incorporation provide that, except as otherwise required or authorized by the Virginia Stock Corporation Act or the Company’s articles of incorporation, the vote required to approve an amendment or restatement of the articles of incorporation will be a majority of all votes entitled to be cast by each voting group entitled to vote on the amendment, other than in the case of an amendment or restatement that amends or affects: (i) the shareholder vote required by the Virginia Stock Corporation Act to approve a merger, share exchange, sale of all or substantially all of the Company’s assets or its dissolution, or (ii) the provisions addressing the ownership of Excess Shares (as defined in the articles of incorporation).

Under the Virginia Stock Corporation Act, shareholders generally are not liable for a corporation’s debts or obligations.
Restrictions on Ownership and Transfer

Two of the requirements of qualification for the tax benefits accorded by the real estate investment trust (“REIT”) provisions of the Internal Revenue Code of 1986, as amended (the “Code”) are that (i) during the last half of each taxable year not more than 50% in value of the outstanding shares of the Company’s capital stock may be owned directly or indirectly by five or fewer individuals, and (ii) there must be at least 100 shareholders on 335 days of each taxable year of 12 months.

To assist the Company in meeting these requirements and qualifying as a REIT, the Company’s articles of incorporation prohibit anyone from owning in the aggregate, directly or indirectly, more than 9.8% of the outstanding shares of the Company’s capital stock, unless the board of directors waives this limitation (the “Ownership Limit”). For this purpose, “ownership” includes constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Code, as modified in Section 856(h) of the Code, as well as shares beneficially owned under the provisions of Rule 13d-3 (or any successor rule) under the Exchange Act.

The constructive ownership provisions of Section 544 of the Code generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its shareholders, partners or beneficiaries; attribute ownership of securities owned by family members to other members of the same family; and set forth rules for attributing securities constructively owned by one person to another person. All shares of the Company’s capital stock which any person or persons acting as a group have the right to acquire upon exercise of outstanding rights, options and warrants, and upon conversion of any securities convertible into shares of capital stock, will be considered outstanding for purposes of determining the applicable Ownership Limit if such inclusion will cause such person or persons acting as a group to own more than such applicable Ownership Limit.

To determine whether a person holds or would hold capital stock in excess of the Ownership Limit, a person will be treated as owning not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the Ownership Limit.

Any acquisition of shares of capital stock that could or would (i) cause the Company to be disqualified as a REIT, (ii) result in the imposition of a penalty tax (a “Penalty Tax”) on the Company (including the imposition of an entity-level tax on one or more real estate mortgage investment conduits (“REMICs”) in which the Company has acquired or plans to acquire an interest) or (iii) endanger the tax status of one or more REMICs in which the Company has acquired or plans to acquire an interest will be null and void to the fullest extent permitted by law, and the intended transferee (the “purported transferee”) will be deemed never to have had an interest in such shares. If the prior sentence is held void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of those shares will be deemed, at the Company’s option, to have acted as agent on the Company’s behalf in acquiring those shares and to hold those shares on behalf of the Company.

Shares which, but for the provisions of Article VI of the articles of incorporation, would be owned by a person or persons acting as a group and would, at any time, be in excess of the Ownership Limit will be “Excess Shares.” At the discretion of the board of directors, all Excess Shares may be redeemed by the Company. The Company will provide written notice of redemption to the holder of the Excess Shares not less than one week prior to the redemption date (the “Redemption Date”) determined by the board of directors and included in the notice of redemption. The redemption price to be paid for Excess Shares will be equal to (a) the closing price of those shares on the principal national securities exchange on which the shares are listed or admitted to trading on the last business day prior to the Redemption Date, or (b) if the shares are not so listed or admitted to trading, the closing bid price on the last business day prior to the Redemption Date as reported on the NASD System, if quoted thereon, or (c) if the redemption price is not determinable in accordance with either clause (a) or (b) of this sentence, the net asset value of the shares determined in good faith by the board of directors and in accordance with the Virginia Stock Corporation Act. From and after the Redemption Date, the holder of any shares of the Company’s capital stock called for redemption will cease to be entitled to any distributions and other benefits with respect to those shares, except the right to payment of the redemption price.

In addition, whenever the board of directors deems it to be prudent in avoiding (i) the imposition of a Penalty Tax on the Company (including the imposition of an entity-level tax on one or more REMICs in which the Company has acquired or plans to acquire an interest) or (ii) the endangerment of the tax status of one or more REMICs in which the Company has acquired or plans to acquire an interest, the Company may redeem shares of its capital stock in the manner described in the foregoing paragraph.

Whenever the board of directors deems it to be prudent in protecting the Company’s tax status, the board of directors may require to be filed with the Company a statement or affidavit from each proposed transferee of shares of the Company’s capital stock setting forth the number of such shares already owned by the transferee and any related person(s). Any contract for the sale or other transfer of shares of the Company’s capital stock will be subject to this provision. Prior to any transfer or transaction that would cause a shareholder to own, directly or indirectly, shares in excess of the Ownership Limit, and in any event upon demand of the board of directors, such shareholder must file with the Company an affidavit setting forth the number of shares of the Company’s capital stock owned by it directly or indirectly, including both constructive and beneficial ownership. The affidavit must set forth all information required to be reported in returns filed by shareholders under Treasury Regulation § 1.857-9 issued under the Code or similar provisions of any successor regulation, and in reports to be filed under Section 13(d), or any successor rule thereto, of the Exchange Act. The affidavit must be filed with the Company within ten days after demand therefor and at least fifteen days prior to any transfer or transaction which, if consummated, would cause the filing person to hold a number of shares of the Company’s capital stock in excess of the Ownership Limit. The board of directors has the right, but is not required, to refuse to transfer any shares of the Company’s capital stock purportedly transferred if, as a result of the proposed transfer, any person or persons acting as a group would hold or be deemed to hold Excess Shares.

In addition, whenever the board of directors deems it to be prudent in avoiding (i) the imposition of a Penalty Tax on the Company (including the imposition of an entity-level tax on one or more REMICs in which the Company has acquired or plans to acquire an interest) or (ii) the endangerment of the tax status of one or more REMICs in which the Company has acquired or plans to acquire an interest, the board of directors may require to be filed with the Company a statement or affidavit from any holder or proposed transferee of the Company’s capital stock stating whether the holder or proposed transferee is a tax-exempt organization or a pass-through entity. Any contract for the sale or other transfer of shares of the Company’s capital stock will be subject to this provision. The board of directors has the right, but is not required, to refuse to transfer any shares of the Company’s capital stock purportedly transferred, if either (a) a statement or affidavit requested as described in this paragraph has not been received, or (b) the proposed transferee is a tax-exempt organization or pass-through entity.

The board of directors may take any and all other action as it in its sole discretion deems necessary or advisable to protect the Company and the interests of the Company’s shareholders by (i) maintaining the Company’s eligibility to be, and preserving the Company’s status as, a REIT, (ii) avoiding the imposition of a Penalty Tax and (iii) avoiding the endangerment of the tax status of one or more REMICs in which the Company has acquired or plans to acquire an interest. The board of directors in its discretion may exempt from the Ownership Limit and from the affidavit filing requirements described above ownership or transfers of certain designated shares of the Company’s capital stock while owned by or transferred to a person who has provided the board of directors with acceptable evidence and assurances that the Company’s REIT status would not be jeopardized thereby. The Ownership Limit will not apply to the acquisition of shares of the Company’s capital stock by an underwriter in a public offering of those shares or in any transaction involving the issuance of shares of capital stock by the Company in which the board of directors determines that the underwriter or other person initially acquiring those shares will timely distribute those shares to or among others so that, following such distribution, none of those shares will be deemed to be Excess Shares.

The provisions described above may inhibit market activity, and may delay, defer or prevent a change in control or other transaction and the resulting opportunity for the holders of the Company’s capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make the

Company an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of the Company’s capital stock. None of the provisions of the articles of incorporation may preclude settlement of any transaction entered into or through the facilities of the New York Stock Exchange or any other exchange on which the Company’s common stock may be listed from time to time.
The Reverse Stock Split
Pursuant to the Articles of Amendment of the Company’s Restated Articles of Incorporation (the “Articles of Amendment”), dated June 17, 2019, the Reverse Stock Split of the Common Stock became effective at 11:59 p.m. Richmond, Virginia time on June 20, 2019 (the “Effective Time”). As a result of the Reverse Stock Split, every three shares of Common Stock issued and outstanding immediately prior to the Effective Time and held by each holder was automatically combined into one validly issued, fully paid and non-assessable share of Common Stock, par value of $0.01 each, without any further action by the Company or the holder thereof.
No fractional shares will be issued in connection with the Reverse Stock Split. A holder of Common Stock otherwise entitled to receive a fractional interest in a share of Common Stock as a result of the Reverse Stock Split shall be, with respect to such fractional interest, entitled to receive cash (without interest) from the Company in lieu of such fractional interest in an amount equal to the product of (i) the closing price per share of the Common Stock as reported on the New York Stock Exchange (or any other exchange or system on which the Common Stock is then listed, traded or quoted) on June 20, 2019 and (ii) the fraction of one share owned by such holder.
The Reverse Stock Split did not change the terms of the Company’s Common Stock. After the Reverse Stock Split, shares of the Company’s Common Stock have the same voting rights and rights to dividends and distributions, and are identical in all other respects to the Company’s Common Stock authorized prior to the Reverse Stock Split. The Reverse Stock Split affected all of the holders of the Company’s Common Stock uniformly and did not affect any holder’s percentage ownership interests or proportionate voting power, other than as a result of the treatment of fractional shares as described above.
Following the Effective Time, and pursuant to the Articles of Amendment, the number of shares of Common Stock that the Company has the authority to issue is 90,000,000 shares of Common Stock, par value $0.01 per share.
The foregoing description of the Reverse Stock Split is only a summary of certain terms and conditions thereof and is qualified in its entirety by reference to the complete Articles of Amendment, which is filed herewith.

Item 2. Exhibits.

3.1	Restated Articles of Incorporation, effective June 2, 2014 (incorporated herein by reference to Exhibit 3.1 to Dynex’s Registration Statement on Form S-8 filed September 17, 2014).
3.1.1*	Articles of Amendment of the Restated Articles of Incorporation, effective June 20, 2019.
3.2	Amended and Restated Bylaws, effective as of January 1, 2019 (incorporated herein by reference to Exhibit 3.2 to Dynex’s Annual Report on Form 10-K for the year ended December 31, 2018).
4.1*	Specimen of Common Stock Certificate.

 *    Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEX CAPITAL, INC.

Date: June 24, 2019	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti
Executive Vice President, Chief Financial Officer and Chief Operating Officer